UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-40517

BON NATURAL LIFE LIMITED

(Translation of registrant’s name into English)

Room 601, Block C, Gazelle Valley, No.69, Jinye Road

High-Tech Zone, Xi’an, Shaanxi, China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Resignation of Mr. Jianli Liu and Appointment of Ms. Jing Liu as Chief Technology Officer

On March 12, 2026, Mr. Jianli Liu, Chief Technology Officer and Chief Scientist of Bon Natural Life Limited (the “Company”), notified the Company of his resignation from all his positions with the Company, effective immediately. There was no known disagreement with Mr. Liu on any matter relating to our operations, policies or practices.

Effective March 16, 2026, the Company appointed Ms. Jing Liu, a current director of the Company and the wife of the Company’s controller Mr. Hu Yongwei, as its Chief Technology Officer to assume the responsibilities previously held by Mr. Liu.

Prior to joining the Company, Ms. Liu. served as a lecturer at Xi’an University of Science and Technology, since July 2004 where she engaged in teaching and scientific research in chemical engineering. Her research has focused on areas including supramolecular chemistry, chemical processes and new energy technologies. She has participated in several national and provincial-level research projects, published more than ten academic papers, and holds three national patents. Her primary research areas include supramolecular chemistry, advanced chemical processes and new energy conversion technologies.

Ms. Liu received her bachelor’s degree in chemical technology, her master’s degree in mineral processing engineering, and her doctoral degree in engineering, all from Xi’an University of Science and Technology.

In connection with Ms. Liu’s appointment as Chief Technology Officer, the Company entered into an employment agreement with Ms. Liu, effective March 16, 2026 (the “Employment Agreement”). Pursuant to the Employment Agreement, Ms. Liu will receive a monthly salary of approximately $1,000.

The Employment Agreement, which is filed herewith as Exhibit 10.1, contains additional terms and should be reviewed in its entirety for additional information.

Exhibits

The following exhibits are included in this Form 6-K:

Exhibit No.	Description of Exhibit
10.1	English Translation of Employment Agreement between Ms. Jing Liu and Bon Natural Life

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2026	Bon Natural Life Limited

	By:	/s/ Yongwei Hu
Yongwei Hu
Chairman and Chief Executive Officer